Exhibit 99.1

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
________________________________

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 22, 2021
________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend a Special Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on Monday, March 22, 2021, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

The Meeting is being called for the following purposes:

(1)
To approve the re-election of each of Mr. Ran Gottfried and Mr. Jerrold S. Gattegno as an external director of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

(2)
To approve the grant of options to purchase ordinary shares of the Company to each of our external directors and other independent directors in accordance with the requirements of the Companies Law; and

(3)	To approve an amendment to the Compensation Policy of the Company.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Friday, February 12, 2021 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of the Special Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. ("Broadridge") or at our registered office not later than 5:59 a.m. Israel time on Monday, March 22, 2021 (11:59 p.m. Eastern Daylight Time on Sunday, March 21, 2021) (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433

__________________________

PROXY STATEMENT

__________________________

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Sol-Gel Technologies Ltd., which we refer to as Sol-Gel or the Company, to be voted at a Special Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held at 4:00 p.m. (Israel time) on Monday, March 22, 2021, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

This Proxy Statement, the attached Notice of Special Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about February 19, 2021 to holders of Sol-Gel ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Friday, February 12, 2021, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To approve the re-election of each of Mr. Ran Gottfried and Mr. Jerrold S. Gattegno as an external director of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

(2)
To approve the grant of options to purchase ordinary shares of the Company to each of our external directors and other independent directors in accordance with the requirements of the Companies Law; and

(3)	To approve an amendment to the Compensation Policy of the Company.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On Friday, February 12, 2021, we had 23,000,781 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Friday, February 12, 2021, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty three and one-third (33.33%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Board of Directors (which may be earlier or later than said time). At such adjourned meeting, the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business which the original Special Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposal 1 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

In addition, the approval of Proposals 2 and 3 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of each of the proposals, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of each of the proposals, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company. A personal interest excludes a personal interest that does not derive from relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on all of the proposals. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on either proposal, you should indicate the existence of a personal interest on the enclosed proxy card or on the voting instruction form (if applicable) and should furthermore contact our Corporate Controller, Eyal Ben-Or, at +972-8-931-3437 or Eyal.Ben-Or@sol-gel.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Corporate Controller on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card that has been sent to you can be completed, signed and returned in the envelope that was enclosed with it, or executed electronically via www.proxyvote.com by utilizing the control number sent to you. This provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or Broadridge receives it in the enclosed envelope, not later than 5:59 a.m. Israel time on Monday, March 22, 2021 (11:59 p.m. Eastern Daylight Time on Sunday, March 21, 2021) or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 5:59 a.m. Israel time on Monday, March 22, 2021 (11:59 p.m. Eastern Daylight Time on Sunday, March 21, 2021), or such other deadline as may be indicated on the voting instruction form, in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you are a controlling shareholder or have a personal interest in the approval of Proposals 3 or 4, respectively. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Friday, February 12, 2021. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Friday, February 12, 2021, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Friday, February 19, 2021. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, the Company intends to retain The Proxy Advisory Group, LLC to assist in the solicitation of proxies.

Voting Results

The final voting results will be tallied by the Company’s Corporate Controller based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.sol-gel.com/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL 1

RE-ELECTION OF MR. RAN GOTTFRIED AND MR. JERROLD S. GATTEGNO AS
EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on The Nasdaq Global Market, are generally required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of  (each an “Affiliated Party”): (1) the Company; (2) any person or entity controlling the Company on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the Company or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the Company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

•          an employment relationship;

•          a business or professional relationship maintained on a regular basis;

•          control; and

•          service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Securities Exchange Act of 1934, (2) meets the standards of the Nasdaq corporate governance rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•          the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

•          the total number of shares held by non-controlling shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent (2%) of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be re-elected, subject to certain circumstances and conditions, for up to two additional terms of three years each, and thereafter, subject to conditions set out in the regulations promulgated under the Companies Law, to further three year terms, each re-election subject to one of the following:

•
his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee;

•	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

•
his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

At the Meeting, the terms of the Company’s two external directors, Mr. Ran Gottfried and Mr. Jerrold S. Gattegno, expire, and the Board of Directors has nominated each of Mr. Gottfried and Mr. Gattegno to be re-elected as an external director for an additional three-year term. Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each other committee of our Board that is authorized to exercise the powers of the Board.

If they are re-elected at the Meeting, Mr. Gattegno will continue to serve as the Chairman of our audit committee and as a member of our compensation committee, and Mr. Gottfried will continue to serve as the Chairman of our compensation committee and as a member of our audit committee. In addition, each external director will continue to receive cash compensation previously approved by shareholders, as follows: (i) $35,000 annually in cash; (ii) $5,000 annually in cash for service on each of the audit committee and/or compensation committee (as the case may be) and (iii) $10,000 annually in cash for service as chairman of the audit committee and/or compensation committee (as the case may be), which includes amounts payable under clause (ii) (all cash amounts to be paid quarterly). All such amounts listed above shall be paid in U.S. dollars or the NIS equivalent.

Each Mr. Gottfried and Mr. Gattegno has confirmed that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

In addition, the Company has received a statement from each of Mr. Gottfried and Mr. Gattegno in which they declare that they meet all of the requirements applicable to external directors as set forth in the Companies Law.

The Board has determined that Mr. Gattegno possesses requisite financial and accounting expertise, while Mr. Gottfried possesses requisite professional qualifications as required under the Companies Law. The Board has also determined that each of Mr. Gottfried and Mr. Gattegno satisfies the independent director requirements under the Nasdaq Listing Rules and that Mr. Gattegno is also a "financial expert" under the rules of the Securities and Exchange Commission and Nasdaq. The Board has furthermore determined that each of Mr. Gottfried and Mr. Gattegno qualify as an “expert” external director for purposes of the Companies Law regulations that govern external director compensation.

The nominees to serve as external directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position
Ran Gottfried	76	External Director
Jerrold S. Gattegno	68	External Director

Mr. Ran Gottfried became a member of our board of directors immediately following the pricing of our initial public offering and serves as an external director under the Companies Law. Since 1975, Mr. Gottfried has served as a chief executive officer, consultant and director of private companies in Israel and Europe in the areas of retail and distribution of pharmaceuticals, consumer and household products. Mr. Gottfried served as a director of Perrigo Company from 2006 until 2015. From 2006 until 2008, Mr. Gottfried served as chairman and chief executive officer of Powerpaper Ltd., a leading developer and manufacturer of micro electrical cosmetic and pharmaceutical patches. From 2005 until 2010, Mr. Gottfried served as a director of Bezeq, Israel’s leading telecommunications provider and from 2003 until its acquisition by Perrigo Company in 2005, Mr. Gottfried served as a director of Agis Industries Ltd. He is currently a board member and member of the audit and investment, technology and innovation and risk management committees at Shufersal Ltd.

Mr. Jerrold S. Gattegno became a member of our board of directors immediately following the pricing of our initial public offering and serves as an external director under the Companies Law. Mr. Gattegno worked in the New York, Washington D.C. and London offices of Deloitte Touche Tohmatsu Limited, a public accounting firm, from 1973 until 2015, where he served in various senior positions, including as the partner-in-charge and founding partner of Deloitte’s multistate tax practice and as a managing partner in Deloitte’s Washington National Tax Office, and as managing director and principal of Deloitte Tax Overseas Services LLC. Mr. Gattegno served as a governing board member of the Hispanic Association of Colleges and Universities and a member of its finance and audit committee, from 2012 until 2015. Mr. Gattegno is a certified public accountant and holds a B.S. in accounting (cum laude) from the City University of New York and an M.B.A. in taxation (with honors) from Pace University, New York.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Mr. Ran Gottfried and Mr. Jerrold S. Gattegno be, and each of them hereby is, elected to hold office as an external director of the Company for a three-year term subject to, and in accordance with, the Companies Law.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The compensation committee and the Board recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO
EACH OF OUR EXTERNAL DIRECTORS AND OTHER INDEPENDENT DIRECTORS

It is proposed to grant options to purchase ordinary shares of the Company to each of the following Company external directors and other independent directors: Mr. Ran Gottfried, Mr. Jerrold S. Gattegno, Dr. Shmuel (Muli) Ben Zvi, Ms. Yaffa Krindel-Sieradzki and Mr. Jonathan B. Siegel (each such grant subject to the re-election of such director to the Board, as the case may be, as provided in this Proxy Statement).

The compensation committee and Board of Directors have approved the proposed grant of options to the Company’s external directors and other independent directors in light of each such director's contribution and anticipated contribution to the Company. The purpose of the grant is, inter alia, to compensate each such director for his/her service and significant contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

 The background and qualifications of Mr. Ran Gottfried and Mr. Jerrold S. Gattegno are described in Proposal 1 of this Proxy Statement. Below are summaries of the background and qualifications of Dr. Shmuel (Muli) Ben Zvi, Ms. Yaffa Krindel-Sieradzki and Mr. Jonathan B. Siegel.

Dr. Shmuel (Muli) Ben Zvi became a member of our board of directors immediately following pricing of our initial public offering. Dr. Ben Zvi is currently a board member and member of the risk management, technology, investment and strategy committees at Bank Leumi, and a board member and member of the audit committee and compensation committee of VBL Therapeutics. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., including Vice President of Finance and Vice President of Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).

Ms. Yaffa Krindel-Sieradzki became a member of our board of directors on February 23, 2018. Ms. Krindel-Sieradzki currently serves on the board of Itamar Medical Ltd., a medical device company publicly traded on both Nasdaq and the Tel Aviv Stock Exchange ("TASE"), BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and three private medical device companies, as follows: EZbra Advanced Wound Care Ltd., Theranica Bio Electronics Ltd. and Trisol Medical Ltd. Ms. Krindel-Sieradzki has served on the board of directors of numerous companies publicly traded on Nasdaq. From 1997 until 2007, Ms. Krindel-Sieradzki served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 to 1996 as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company publicly traded on Nasdaq which is now part of Avaya Inc. From 1993 to 1997, she served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company which traded on Nasdaq and TASE. Ms. Krindel-Sieradzki has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem, both with honors.

Mr. Jonathan B. Siegel became a member of our board of directors on September 13, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures since formation in 2017. Previously, he was a partner and healthcare sector head at Kingdon Capital Management from 2011 until 2017. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors from 2005 until 2011; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein; and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company, and has served on the board of advisors of Vitalis LLC, a private pharmaceutical company, since March 2019. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School in 1999.

The proposal would grant to each of the directors options to purchase 45,000 ordinary shares of the Company at an exercise price equal to $10.02 per ordinary share, which represents the greater of (i) the average closing price of the Company's ordinary shares on The Nasdaq Global Market over the 30 trading days preceding the date of the Board meeting approving the grant and (ii) such closing price on the date of the Board meeting approving the grant. The options would vest over three (3) years from the date of the Board meeting approving the grant, February 2, 2021, with one-third of the options to vest on the anniversary date of such approval and the remaining two-thirds of the options to vest in equal installments at the end of each subsequent three-month period thereafter over the course of the subsequent two (2) years (provided continual service as a director). The last date for exercise of the options would be ten (10) years following the date of the Board meeting approving the grant, and the options would otherwise be in accordance with the Company's 2014 Share Incentive Plan.

The Company’s Compensation Policy provides that the fair value of equity-based compensation granted to the directors, calculated annually on a linear basis, shall not exceed $55,000 per director, with an additional $10,000 per year for committee chairmen and an additional $5,000 per year for committee members. Because the estimated annual fair value of the proposed grant of options as of the date of approval by the Board, as calculated by the Company under the Black-Scholes methodology, is approximately $105,000, the proposed grant of options would not comply with the Company’s Compensation Policy. The annual fair value provided above was affected by the volatility over the last few years of the price of the shares of comparable biopharmaceutical companies used in the calculation.

 It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of options to purchase 45,000 ordinary shares of the Company to each of Mr. Ran Gottfried, Mr. Jerrold S. Gattegno, Dr. Shmuel (Muli) Ben Zvi, Ms. Yaffa Krindel-Sieradzki and Mr. Jonathan B. Siegel.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The compensation committee and the Board recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 3

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy (the “Compensation Policy”) (except in limited circumstances set forth in the Companies Law). All companies subject to the Companies Law are required to review and re-approve their Compensation Policy based on the guidelines specified in the Companies Law every three years.

On February 2, 2021, following the recommendation of the compensation committee, the Board of Directors approved amending the Compensation Policy as described below and as provided in Appendix B attached hereto, which is marked against the current Compensation Policy.

The proposed amendment to the Compensation Policy relates to the Company’s directors and officers liability insurance coverage. In recent years, there have been significant changes in the D&O insurance policy market, in particular due to an increase in class action lawsuits filed against companies with securities traded on the U.S. public markets. These changes have caused numerous leading D&O insurance providers to seek to limit their exposure to such claims, leading to significantly increased premiums for D&O insurance policies, and in particular for biopharmaceutical companies such as the Company. As a result, the Company’s compensation committee, followed by the Board of Directors, approved amending the Compensation Policy to remove (i) the limitation on the maximum annual premium payable for D&O insurance coverage (the current limit is $1.5 million per year), and (ii) the requirement that the deductible amount per claim not exceed $5 million. The other limitations regarding directors and officers liability insurance coverage contained in the Compensation Policy would remain unchanged. This proposed amendment would provide additional flexibility to the Company to structure its D&O insurance coverage in the event of continued changes in the D&O insurance policy market.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED to approve an amendment to the Compensation Policy described in the Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board and the compensation committee recommend that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s annual report on Form 20-F, filed with the SEC on March 24, 2020, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

 The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

February 18, 2021

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to Sol-Gel Technologies Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Special General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: ________________________ Date: ________________________	Signature: ______________________

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1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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Appendix B

24.	Insurance

24.1.
Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) will provide "Directors’ and Officers’ Liability Insurance" (the "Insurance Policy"), as well as a "run off" insurance policy for its Executive Officers as follows:

~~•~~	~~The annual premium to be paid by Sol-Gel shall not exceed $1.5 million of the aggregate coverage of the Insurance Policy;~~

•	The limit of liability of the insurer shall be up to $75 million per event and in the aggregate in the insurance period.

~~•~~	~~The deductible amount per each claim shall not exceed $5 million.~~

•
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Company, which shall determine (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) that the sums are reasonable considering Sol-Gel's exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

•
The policy will also cover the liability of the controlling shareholders due to their positions as Executive Officers in the Company, from time to time, provided that the coverage terms in this respect do not exceed those of the other Executive Officers in the Company.

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